                May 25, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 Fifth Street N.W.
Washington, DC 20549
Mail Stop 7010

Attn.: Anne Nguyen Parker

Re:	American Dairy, Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed May 4, 2007 File No. 333-128075

Form l0-K for fiscal year ended December 31,2007 File No. 1-32473 Filed April 2, 2007

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 7 for Form S-1 (the “Registration Statement”) of American Dairy, Inc. (the "Company") by letter dated May 16, 2007 to Mr. Leng You-Bin, the Company's President, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 8 to Form S-1 (the “Amendment”) which reflects, where appropriate, revisions pursuant to the staff’s the comments.

Form S-1

General

1.     Comment:

Please update your financial statements and other financial discussion. Refer to Rule 3-12 of regulation S-X.

Securities and Exchange Commission
May 23, 2007

Response:

The staff’s comment is duly noted. The Company has filed its financial statements for the three months ended March 31, 2007 with the Amendment.

2.             Comment:

Please update your consents. Refer to number 23 of Exhibit Table in Item 601 of regulation S-K.

Response:

The staff’s comment is duly noted. The Company has filed an updated auditor’s consent with the Amendment.

3.     Comment:

We note your response to our prior comment 1. Please add to the risk factor the disclosure you make on page 32 that if lenders demand repayment you would have to utilize funds currently earmarked for expansion and acquisitions programs.

Response:

The Company has added the requested statement to the risk factor.

4.     Comment:

We note your response to our prior comment 4, and your statement on page 32 that you intend to pay down all of the China Construction Bank loans with the proceeds of a new financing that you are working to secure. It appears that this financing is the same one that you are referring to in the discussion of the Term Sheet. Please confirm if this is true, and if so, please provide an update on the status of the negotiations in regard to this proposed financing and an estimate of the principal amount that may be available to the Company.

Response:
We confirm that this is the same financing as is referred to in the discussion of the Term Sheet, and the Company has added a confirmation of this to the disclosure. The Company expects to close the financing imminently but the terms in certain respects are materially different from those reflected in the Term Sheet. We are concerned that, under the circumstances, to disclose less than all of the final terms could mislead investors into forming unwarranted assumptions about the financing. Accordingly, the Company believes that further disclosure at this point would be imprudent. In addition, the financing is being conducted partially in reliance on Regulation S under the Securities Act of 1933, as amended, and the Company is concerned that any specific discussion of it could risk running afoul of the prohibition against directed selling efforts in the United States. However, pursuant to our discussions with Commission staff, the disclosure has been revised to indicate an estimate of the principal amount that may be available to the Company, as well as how the Company plans to use the proceeds from any such financing.

Prospectus Summary

5.     Comment:

We note your response to our prior comment 7. Please provide us a copy of the cited articles and reports, highlighted at the relevant portions that are discussed in your prospectus. Please state how an investor could obtain copies of the articles and whether they are publicly available without cost or at a nominal expense.

Securities and Exchange Commission
May 23, 2007

        Response:

The Company is providing the articles and reports along with the courtesy copies of the Amendment and has added the URLs where the articles may be located on the internet.

Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of Years Ended December 31, 2006 and 2005, page 25

6.     Comment:

We note your response to our prior comment 9. Please expand to discuss what "OEM" products you sell.

Response:

The Company has expanded the reference accordingly to read: “(7) raw infant milk powder products produced under private labels for original equipment manufacturers pursuant to specified formulas.”

Liquidity and Capital Resources, page 31

7.     Comment:

We note your response to our prior comment 10. Please add a risk factor that discusses the pending maturity of your bank loans and the risk to investors if you are unable to secure financing to replace them. Please also state the material terms of the renewed loan that was set to expire in February 2007, including the new maturity date and interest rate.

Response:

The Company has added the requested disclosure.

Management

Board Committees

Audit Committee, page 44

Securities and Exchange Commission
May 23, 2007

8.     Comment:

We note your statement that the audit committee charter is available on your website. We also note the sentence that the charter is attached to the registration statement as Appendix A. However, we were unable to locate it in these locations. Please advise.

Response:

The Company has deleted the reference to Appendix A and is checking to ensure the charter is accessible on its website.

Executive Compensation

Compensation Discussion and Analysis, page 49

9.     Comment:

We note your response to prior comments 13 and 14. Specifically, you state that "we  believe that the $200,000 we intend to pay each of our Chief Executive Officer and Chief Financial Officer is significantly lower than that paid to executives in the United States at  companies of similar size and with similar revenues. This reflects management's concern  over the fairness to our employees in China and avoiding substantial discrepancies  between executive pay versus that of middle management and employees."

We also note your statement that you will "determine the best way to allocate total  compensation between cash and equity based on benchmarking to our peer group  (which we are still in the process of developing but which consists primarily of US-based  dairy  companies and other public companies with similar revenues), while considering the  balance between short and long-term incentives. Our Compensation Committee expects  to continue to compensate our executive officers in a range of between the 50th and the  75th percentile of the compensation amounts provided to executives at comparable  companies."

Please further explain these statements. Please explain how you intend meet the  simultaneous goals of providing compensation in a range of the 50th and the 75th  percentile and of also avoiding substantial discrepancies between executive pay versus  that of middle management and employees. Please also explain how you can expect that  the intended compensation of $200,000 for your CEO and CFO will fall within the stated  percentiles if you have not yet identified a peer group.

Please also state when you expect to retain a compensation consultant and complete the  re-examination of your compensation program.

Response:

The Company has revised the disclosure to list its peers in the dairy industry and to indicate that the 50-75% salary level is itself an attempt to balance the perceived going rate for executives of companies of its type and the avoidance of significant pay discrepancies between upper and middle management. Also, the Company is no longer planning to hire a compensation consultant in the foreseeable future and has revised the discussion to reflect this change.

Securities and Exchange Commission
May 23, 2007

Board Compensation, page 50

10.   Comment:

Similarly, you state that your compensation package is comparable to programs offered by similarly situated companies. Please identify those companies.

Response:

The Company has added the requested disclosure.

Undertakings, page II-9

11.   Comment:

We note your response to our prior comment 20 and reissue it in part. Please provide the undertakings required by Items 512(a)(5)(ii) and delete the undertakings set forth in Items 512(a)(5)(i) and 512(i), as you are not eligible to rely on Rule 430B and are not relying on Rule 430A.

Response:

The Company has revised the undertakings accordingly.

Minority Interest, page F-21

12.   Comment:

We note from your response to prior comment number 23 that you "made additional  capital contributions to the funded registered capital" that increased your ownership in  this minority interest to 97%. Please clarify, if true, that your additional capital  contributions, which resulted in your increased ownership from 60% to 97% totaled  $493,500, as shown in your consolidated statements of cash flows on page F-6 or  otherwise advise.

Response:

As the additional capital contributions were made to a consolidated subsidiary they did not effect the cash flows of the Company in the consolidated financial statements. The increase in the Company’s ownership in the subsidiary from 60% to 97% was the result of additional contributions made by the Company which had the effect of increasing the Company’s ownership percentage through the dilution of the minority interest holder. The Company has also reviewed its presentation of the $493,500 currently reported as a distribution to the minority interest holder in the statement of cash flows and determined that it is more appropriately included in the acquisition of minority interest amount as the amounts were included in the purchase price of the remaining 3% minority interest. The Company has revised the disclosure in the Amendment, and will amend its Form 10-K, accordingly.

Securities and Exchange Commission
May 23, 2007

13.   Comment:

In addition, please explain why your additional capital contributions to the funded registered capital did not result in your use of the purchase method of accounting as described in your response to prior comment number 24.

Response:

Please refer to our response to comment 12.

Form 10-K for the fiscal year ended December 31,2006

    14.   Comment:

We note your responses to our prior comments 21 and 22 in regard to filing an amended  form 10-K and reissue them.

Response:

The company plans to file an amendment to its Form 10-K incorporating comments contained in Commission’s comment letter as well as the comment letter issued on April 27, 2007.

Very truly yours,

Jeffrey A. Rinde, Esq.
cc:    Jennifer Goeken
 Jill Davis
 Donna Levy